Exhibit 99.1

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1                                                            Name and Address of Company

Sandstorm Gold Ltd. (the “Company”)

Suite 1400 — 400 Burrard Street
Vancouver, BC V6C 3A6

Item 2                                                            Date of Material Change

January 29, 2013 and January 30, 2013.

Item 3                                                            News Release

News releases with respect to the material changes referred to in this report were disseminated by the Company through Marketwire on each of January 29, 2013 and January 30, 2013 and subsequently filed on SEDAR.

Item 4                                                            Summary of Material Change

Through a series of transactions, the Company acquired an aggregate of 44,655,821 common shares and 6,965,676 warrants of Premier Royalty Inc. (“Premier Royalty”). The Company now owns 46,678,221 Common Shares of Premier Royalty, representing approximately 59.9% of their currently issued and outstanding shares.

Item 5                                                            Full Description of Material Change

On January 29, 2013, the Company announced that it has entered into a share purchase agreement (the “Agreement”) with Premier Gold Mines Ltd. (“Premier Gold”) to acquire common shares (the “Common Shares”) and warrants (the “Warrants”) of Premier Royalty Inc. (“Premier Royalty”). The Company purchased 33,655,821 Common Shares, which represented approximately 43.2% of the currently issued and outstanding shares of Premier Royalty, and an aggregate of 6,965,676 Warrants, each exercisable to acquire one common share of Premier Royalty at a price of C$2.00. Of the Warrants, 5,508,176 expire on December 4, 2016 (subject to expiry acceleration provisions) and 1,457,500 expire on October 7, 2014.  Pursuant to the terms of the Agreement, the Company issued Premier Gold 5,604,277 special warrants (subject to the approval of the Toronto Stock Exchange, which was received) each being exercisable into one common share of the Company.  The Company also provided Premier Gold with a temporary six month credit facility up to US$70 million, which will bear interest at a 0.3% premium to the interest rate that the Company would be charged by its lenders if funds were drawn from its revolving debt facility.  The Agreement also contains a top up provision whereby if the Company acquires 100% of the remaining issued and outstanding securities of Premier Royalty on or before the 18 month anniversary of the execution of the Agreement (the “Subsequent Acquisition”) and the average price of the securities of Premier Royalty purchased through the Subsequent Acquisition is greater than the per unit price paid by the Company under the Agreement, the Company must pay Premier Gold an amount that is equal to the difference between the per unit price paid under the Agreement, and the average price of the voting securities of Premier Royalty that Premier Gold would have received if Premier Gold sold the Common Shares and Warrants to the Company pursuant to the Subsequent Acquisition.

On January 30, 3013, the Company announced that it has acquired an additional 11 million Common Shares of Premier Royalty.  The Company paid cash for these 11 million Common Shares at an average price of C$1.98 per share (the “Additional Share Acquisition”).

With the completion of the Additional Share Acquisition, the Company now owns 46,678,221 Common Shares of Premier Royalty, representing approximately 59.9% of their currently issued and outstanding shares.

The acquisitions of the 44,655,821 Common Shares and the 6,965,676 Warrants by the Company were effected for investment purposes and Early Warning Reports, as required under National Instrument 62-103, containing additional information with respect to the foregoing matters were filed by the Company on Premier Royalty’s SEDAR profile at www.sedar.com.

Item 6                                                            Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                                                            Omitted Information

Not applicable.

Item 8                                                            Executive Officer

For further information contact Erfan Kazemi at (604) 689-0234.

Item 9                                                            Date of Report

DATED as of this 8th day of FEBRUARY, 2013.

Sandstorm Gold Ltd.

By:	/s/ Erfan Kazemi
Erfan Kazemi
Chief Financial Officer